082-34643

RECEIVED

2007 FEB -1 A 11:03

Rule 12g3-2(b) File No. ~~82-5190~~

07020745

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

SUPPL

Date January 30, 2007
Contact Martina C. Schuler / Andrea Struller

Unaxis Holding
~~OC Oerlikon Corporation AG, Pfäffikon~~
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

i.A. Martina C. Schuler

Corporate Communications

PROCESSED
FEB 0 5 2007
THOMSON
FINANCIAL

Enclosure

- **Highly profitable growth trend continues at Oerlikon**

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.schuler@oerlikon.com
www.oerlikon.com

Order intake surges for the full year 2006 by 80.7% to CHF 2.6 billion (including Saurer)

Highly profitable growth trend continues at Oerlikon

- Sales in 2006, including Saurer, increases by 42.7 percent to CHF 2.3 billion (2005: CHF 1.6 billion), particularly in Oerlikon Balzers Coating, Services, Oerlikon Leybold Vacuum and Oerlikon Solar
- EBIT for Oerlikon (excluding Saurer) grows from CHF 28.4 million* (2005) to CHF 298.5 million (2006), corresponding to a 17.6% EBIT margin
- Integration of Saurer AG successfully launched, first-time consolidation of key figures for the months of November and December 2006
- High levels of orders received and orders on hand boost expectations for a good result in 2007

Key figures for the Oerlikon Group as per December 31, 2006 (including Saurer for 11/12 2006)

in CHF billion	2005	2006 (including Saurer)	Variance	2006 (excluding Saurer)	Variance adjusted
Orders received	1.45	2.63	80.7 %	2.08	42.9 %
Orders on hand	0.36	1.67	371.5 %	0.73	106.1 %
Sales	1.61	2.29	42.7 %	1.70	5.8 %
EBIT (in CHF millions)	28.4*			298.5	950.6 %

***Pfäffikon, SZ, January 30, 2007* – The Oerlikon Group looks back on a successful business year 2006. This is evidenced by the key figures of both the fourth quarter and the entire year. The growth course continued with strongly enhanced levels of orders received and on hand, as well as vigorous growth rates. Particularly gratifying were the developments at Oerlikon Solar, Oerlikon Balzers Coating, Services and Oerlikon Leybold Vacuum, all of which posted growth clearly above the market average. In terms of EBIT, Oerlikon, without Saurer, achieved a value of CHF 298.5 million, which corresponds to an EBIT margin of 17.6 percent. The consolidated earnings figures will be announced at the annual media and analysts' conference on March 27, 2007.**

* In the annual report 2005, an EBIT of CHF -34 million was reported. This figure resulted after adjustments due to the selling of shareholdings in Inficon of CHF 62.4 million.

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

 Company sales in 2006 increased by 42.7 percent to CHF 2.3 billion (2005: CHF 1.6 billion). For the first time, this item contains CHF 592.9 million from the consolidation of the former Sauer AG for the months of November and December 2006. Adjusted to reflect acquisitions, Oerlikon achieved a 5.8 percent growth rate in 2006. Particularly noteworthy is the order intake, which, including Saurer, increased by 80.7 percent, from CHF 1.5 billion (2005) to CHF 2.6 billion (2006). "After years of decline and high losses Oerlikon is now reporting an excellent annual result for 2006. Our strategy of becoming an integrated industrial high-tech company has been fully vindicated. High order intakes show that we are generating sustained growth and can therefore look forward to an excellent 2007," says Thomas Limberger, CEO of Oerlikon.

Foremost contributors to the positive results were the Oerlikon Balzers Coating, Services and Oerlikon Leybold Vacuum business units, each of which clearly outperformed their respective markets. While the global coating market grew by single digits, Oerlikon Balzers Coating, Services reported a 11.7 percent boost in sales for 2006. Market share gains in 2006 for Oerlikon Leybold Vacuum were even more significant – 12.2 percent in 2006 against the market average of around 4 percent. One of Oerlikon Leybold Vacuum's highlights in the fourth quarter was the delivery of the world's largest vacuum chamber to a German research institute.

At Oerlikon Solar, the internal value chain was completed with the acquisition of the British laser specialist, Exitech. For the first time now, complete turnkey systems can be offered without the purchasing of external components. Oerlikon's globally unique positioning as the sole supplier for production solutions for thin film solar modules has already led to order intake worth hundreds of millions in this business field's first year of the operation. Some orders could not be completely converted into sales shipment in 2006, however, due to deferred customer requirements, these sales will now be realized in 2007. Together with the equally high level of orders on hand in the new segment, Oerlikon Saurer Textile, amounting to CHF 942.1 million, the total value of reported orders on hand for the Oerlikon Group has increased by 371.5 percent to CHF 1.7 billion for 2006.

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

 In 2006, with the consolidation of the formerly eight Unaxis business units into three Oerlikon segments, the restructuring process was concluded as part of a comprehensive transformation process. Oerlikon is thus ideally prepared to make acquisitions, and on this basis, can efficiently integrate Saurer AG. The Oerlikon Group is now organized as follows:


oerlikon
oerlikon balzers coating
Systems
Solar
Services
oerlikon leybold vacuum
Systems
Services
oerlikon components
Optics
Space
Solutions
Assembly Equipment
oerlikon saurer textile
Fibers & Nonwoven
Filaments
Staple Yarn
Twisting & Embroidery
Special Parts
oerlikon graziano drive systems
Gears & Components
Automotive Transmission
Off-Highway Drivelines
oerlikon fairfield drive systems*
* Fairfield for US market only

Oerlikon assumed the operational management of Saurer AG on January 1, 2007. All management functions were defined within the new Oerlikon segments. Growth and synergy potentials will now be realized with a new transformation program that is applicable for the entire group.

Outlook

The Oerlikon Group is starting the 2007 business year in a buoyant mood. Its state-of-the-art products and comprehensive services will fuel a strong growth course in 2007. All the markets for its major sales generators – Oerlikon Saurer Textile, Oerlikon Balzers Coating, Services and Oerlikon Leybold Vacuum – all are in very good shape. Oerlikon Solar expects to boost sales in 2007 and acquire additional large orders. At the same

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

 time, Oerlikon is continuing to expand its global presence and customer proximity, especially in Asia, America and Eastern Europe. High order levels received and steady levels of orders on hand ensure continued steady growth in the current business year. "This affords us the ideal conditions to swiftly and successfully complete integration of the former Saurer business units and to drive the development of Oerlikon as a whole," says CEO Thomas Limberger.

Development within the segments

Oerlikon Balzers Coating

Order intake for the Oerlikon Balzers Coating segment climbed steeply to CHF 1.2 billion, an 86.2 percent increase. Orders on hand increased even more vigorously, by 376.7 percent to CHF 477.5 million, an increase of CHF 100.2 million. This development was driven by the Oerlikon Solar business unit, which gained several new major orders. Overall, sales for the segment grew by 1.2 percent to CHF 815.7 million.

Oerlikon Balzers Coating, Services continued strong growth, which at 11.7 percent was significantly higher than the market average. This increase resulted in part from planned geographic expansion – six additional coating centers were opened in the fourth quarter, including Japan, China, Korea, India, Czech Republic and in the USA. In addition, new applications, such as in the automotive sector, led to higher sales. Against the backdrop of very ambitious objectives, production for the coating of piston pins was ratcheted up to the customer's complete satisfaction; part of this production will be shifted to Brazil in the coming year after the establishment of a customized coating center there. The market introduction of the pioneering "P3e" coating technology is also successfully continuing with Oerlikon Balzers Coating's unique technological selling point enabling it to tap into the billion-dollar chemical vapor disposition market. The first coating plants (Innova) have already been delivered.

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

Oerlikon Solar is rapidly developing into a one of the primary revenue pillars within the Oerlikon Group. The integration of further procedural steps enables it to offer complete solutions for the entire manufacturing process from untreated glass to finished solar modules, all using in-house technology. Demand continues to be very high, so that strong growth can again be anticipated for 2007. The next generation of products is about to be released and will prove both product quality and high value.

Oerlikon Balzers Coating, Systems, consisting of the former Wafer Processing and Data Storage business units, is excellently positioned in terms of technology. Oerlikon offers leading products in its market segments: storage media, hard drives, photomask etching systems and wafer coatings. The markets, however, are currently in a transitional phase, particularly the optical storage media market, as they move towards new higher performance formats, such as Blu-Ray, which means that business is marked by reluctance to invest among users. However, we are optimistic that demand will increase in 2007 and that Oerlikon will profit substantially from the growth.

Oerlikon Leybold Vacuum

The course of business within the Oerlikon Leybold Vacuum segment exceeded the previous year's figures. Turnover increased by 12.2 percent to CHF 429.9 million and thus clearly trumped general market growth. Order intake grew by 14.1 percent to CHF 444.4 million, and orders on hand even grew by 31.6 percent to CHF 59 million. The “Screwline” oilless pump series continues to be one of the most sought-after products, successfully tapping in new fields of application, particularly in the process industry, and gaining substantial market share primarily in Asia and in the USA. We are also developing the rapidly growing solar market as an additional area of opportunity. An important milestone in this context was the first major order placed by a California based company for 22 vacuum pumps. The delivery of the world's large vacuum chamber to a German research institute for the conducting of physical fundamental experiments represented a further highlight in the fourth quarter.

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

We anticipate further positive business development in the current year. Increased focus upon the Solution & Services business is reaping excellent results. This branch has recently received several first-class evaluations in customer audits of its service quality and support. Oerlikon Leybold Vacuum has also concluded new contracts with well-known customers. A wide ranging product offensive was also launched in the fourth quarter, central to which is an entirely newly developed platform of turbomolecular pumps which have already obtained broad approval in initial customer tests.

Oerlikon Components

The Oerlikon Components segment, including Assembly Equipment (AE), achieved sales amounting to CHF 449.9 million, which corresponds to an 8.2 percent growth rate.

Business picked up at Oerlikon Space towards year-end with increased deliveries of payload fairings. In contrast, Oerlikon Optics reported a declining market for projection systems. In order to open up mid- and long-term perspectives for Oerlikon Optics, know-how in the laser technology field was expanded with the acquisition of the UK-based company, Exitech, which was organizationally integrated into this business unit. Oerlikon Optics is also making this expertise available to other business units such as Oerlikon Solar. Along with the participation in Novalux (USA), which is developing innovative projection systems based on lasers, a new field of laser expertise is growing within Oerlikon. Development of the next generation of laser-based projection systems is proceeding according to plans.

The Oerlikon Solutions business field has achieved excellent results. Production capacities are booked well into the future both with internal corporate orders, such as those from Oerlikon Solar, and with orders from external customers.

The strong growth of Oerlikon Assembly Equipment in the first nine months of 2006 weakened in the fourth quarter as anticipated. Overall, Oerlikon Assembly Equipment managed to gain a significant market share in 2006, with growth exceeding 20 percent. The development is attributable to the success of the “Die Bonder 2008 hsPlus” platform,

 which was introduced in the previous year and enables up to 40 percent greater productivity. The "Wire Bonder 3100", which was launched in mid-2006, has also been received positively in the market.

Oerlikon Saurer Textile

In November and December 2006, the first two months in which Oerlikon Saurer Textile was consolidated, the business unit reported sales of CHF 438.5 million. Orders received amounted to CHF 395.8 million, while there was CHF 942.1 million worth of orders on hand. Overall, Saurer AG achieved 11 percent sales growth in 2006 for the textile business, amounting to CHF 2.1 billion, as well as a 35 percent increase in order intake, totaling CHF 2.3 billion.

From a full-year perspective, business greatly improved towards the end of the year for Oerlikon Saurer Textile. Longer throughput times for complete systems, bottlenecks in stainless steel supply and components for filament plants and delays in the specification and financing of rotor spin plants had in the course of the year all led to sales falling short of expectations. These orders on hand were ultimately delivered at year-end. The high level of orders on hand at the start of the year, the steady, good state of the leading textile markets with the announced extension of state subsidies for investments in India and Turkey, as well as the increasing effect of the Saurer growth program lead us to anticipate significantly enhanced sales in 2007.

Oerlikon Graziano Drive Systems

The consolidated key figures for Oerlikon Graziano Drive Systems post sales for the months of November and December 2006 amounting to CHF 154.4 million as well as orders received of CHF 154.4 million. The figures for the full year published by Saurer AG report growth of 49 percent to CHF 951.9 million in 2006.

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

Oerlikon Graziano Drive Systems reported remarkable progress in the development of orders in the last quarter of 2006. For example, production for the transmission of the new Aston Martin V8 Vantage was begun, while the manufacturing of the transmissions (manual and automatic transmissions) for the new AUDI R8, as well as the rear differentials for the Maserati Quattroporte Automatica were started. At the same time, significant long-term orders were received from well-known companies such as Club Car (Ingersoll Rand), JCB, General Electric and SPX.

Fairfield's course of business developed according to expectations. The integration of the two business units is progressing well and initial customers have already been acquired with a joint market appearance. The expanded plant in Delhi, India, commenced operation in August and will make an essential contribution to growth in the Asian region. Expansion of the production in Saurer's former textile plant in the Czech Republic is proceeding apace thanks to the transfer of well-trained employees.

This media release is based on information currently available to management. The forward-looking statements contained herein could be substantially impacted by risks and influences that are not foreseeable at present, so that actual results may vary materially from those anticipated, expected or projected. Rounding-off differences may lead to apparent discrepancies in the published figures.

For further information please contact:

Burkhard Böndel
Corporate Communications
Phone +41 58 360 96 05
Fax +41 58 360 91 93
media@oerlikon.com
ir@oerlikon.com

 Oerlikon (SWX: OERL) is among the world's most successful industrial high tech companies focusing on machine and system engineering. Oerlikon stands for leading industrial solutions and cutting-edge technology in textile production, thin film coating, propulsion, precision and vacuum technology. As a company with Swiss roots, a 100-year tradition and over 18,000 employees at 170 locations in 35 countries, Oerlikon has evolved into a truly global player ranking first or second in all its major markets. Oerlikon's share price trebled in 2006 and its market capitalization exceeded the CHF 8 billion mark, which led to the company's inclusion in the European STOXX 600 Index. Oerlikon was nominated best performing stock of the year 2006.

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

Key figures as per December 31, 2006

Oerlikon Group

in CHF billion	2005	2006 (including Saurer)	Variance	2006 (excluding Saurer)	Variance adjusted
Orders received	1.45	2.63	80.7 %	2.08	42.9 %
Orders on hand	0.36	1.67	371.5 %	0.73	106.1 %
Sales	1.61	2.29	42.7 %	1.70	5.8 %
EBIT (in CHF millions)	28.4*			298.5	950.6 %

* In the annual report 2005, an EBIT of CHF -34 million was reported. This figure resulted after adjustments due to the selling of shareholdings in Inficon of CHF 62.4 million.

Oerlikon Balzers Coating

In CHF Mio.	2006	2005	Variance (%)
Order intake	1.195	642	86 %
Orders on hand	478	100	378 %
Sales	816	806	1 %

Oerlikon Leybold Vacuum

in CHF Mio.	2006	2005	Variance (%)
Order intake	444	390	14 %
Orders on hand	59	45	31 %
Sales	430	383	12 %

Oerlikon Components (incl. Assembly Equipment)

in CHF Mio.	2006	2005	Variance (%)
Order intake	436	423	3 %
Orders on hand	195	210	-7 %
Sales	450	416	8 %

Oerlikon Components (excl. Assembly Equipment)

in CHF Mio.	2006	2005	Variance (%)
Order intake	215	218	-1 %
Orders on hand	180	181	0 %
Sales	214	224	-4 %

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

Oerlikon Saurer Textile

in CHF Mio.	**11-12/2006**
Order intake	396
Orders on hand	942
Sales	439

Oerlikon Graziano Drive Systems

in CHF Mio.	**11-12/2006**
Order intake	154
Orders on hand	
Sales	154

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

Oerlikon Group (excl. Saurer)

in CHF Mio	2006					2005				
	Q1-Q4	Q4	Q3	Q2	Q1	Q1-Q4	Q4	Q3	Q2	Q1
Order intake	2.078	678	437	468	495	1.455	368	373	384	330
Orders on hand	732	732	531	525	475	355	355	482	518	491
Sales	1.698	477	432	413	376	1.605	495	409	364	338

Oerlikon Balzers Coating

in CHF Mio.	2006					2005				
	Q1-Q4	Q4	Q3	Q2	Q1	Q1-Q4	Q4	Q3	Q2	Q1
Order intake	1.195	494	214	215	272	642	137	165	203	136
Orders on hand	478	478	233	224	214	100	100	208	247	232
Sales	816	249	205	202	159	806	244	204	192	166

Oerlikon Leybold Vacuum

in CHF Mio.	2006					2005				
	Q1-Q4	Q4	Q3	Q2	Q1	Q1-Q4	Q4	Q3	Q2	Q1
Order intake	444	110	115	107	112	390	106	92	95	97
Orders on hand	59	59	61	53	52	45	45	41	44	40
Sales	430	113	107	105	105	383	102	95	91	94

Oerlikon Components (incl. Assembly Equipment)

in CHF Mio.	2006					2005				
	Q1-Q4	Q4	Q3	Q2	Q1	Q1-Q4	Q4	Q3	Q2	Q1
Order intake	436	73	108	144	112	423	125	115	86	97
Orders on hand	195	195	237	248	210	210	210	232	226	219
Sales	450	114	119	105	112	416	148	110	80	78

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

Oerlikon Components (excl. Assembly Equipment)

in CHF Mio.	2006					2005				
	Q1-Q4	Q4	Q3	Q2	Q1	Q1-Q4	Q4	Q3	Q2	Q1
Order intake	215	47	52	82	34	217	50	53	49	66
Orders on hand	180	180	210	211	178	181	181	197	201	202
Sales	214	76	53	48	36	224	67	57	50	50

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com